FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of June 2002

Lafarge

(Translation of registrant's name into English)

61, rue des Belles Feuilles
75116 Paris
France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

Enclosures: (i) a press release dated May 28, 2002 announcing the results of the general meeting of shareholders of May 28, 2002 and (ii) a press release dated June 5, 2002 announcing Lafarge's new developments in its cement business in China.

LAFARGE

PRESS RELEASE

Euronext: LG, NYSE: LR

Paris, May 28, 2002

General Shareholders Meeting of Lafarge

- **Favorable start for the business in most countries in 2002**
- **Achievement of synergies with Blue Circle confirmed for 2002**
- **Net dividend rises 4.5%**

The general meeting of Lafarge shareholders, which was held in Paris-La Défense on May 28, 2002, approved the 2001 financial statements.

At the meeting, Bertrand Collomb, Chairman and Chief Executive Officer of Lafarge, said that "business across all the Group's divisions and in most countries started the year well. The German market has remained weak. The strong rebound of Gypsum activity in the United States continued in the first months of 2002, due to improving prices and steady progress in manufacturing performance."

He added that the synergies with Blue Circle for 2002 will be achieved as planned: "We can confirm today that the operational synergies we expected from the integration of Blue Circle in 2002 will be achieved." Synergies in 2002 represent a total of €107 million. The overall objective is to realize €215 million of operational synergies per year by 2004, as announced last October 25.

The general shareholders meeting voted the distribution of a dividend per share of €2.30. Shareholders will have from June 3 to June 21, 2002 included to opt to reinvest dividends in shares at a preferred purchase price of €95.30.

Lafarge is the world leader in building materials, and employs 83,000 people in 75 countries. The Group holds top-ranking positions in all four of its Divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. Lafarge posted sales of €13.7 billion in 2001. More information is available on: www.lafarge.com

MEDIA CONTACTS :
Denis Boulet : 33-1 44-34-94-14

denis.boulet@lafarge.com

Véronique Doux : 33-1 44-34-19-47
veronique.doux@lafarge.com

INVESTOR RELATIONS :
James Palmer : 33-1 44-34-11-26

james.palmer@lafarge.com

Danièle Daouphars : 33-1 44-34-11-51

daniele.daouphars@lafarge.com

Statements made in this press release that are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions ("Factors") which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company's business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonality of the Company's operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company's Reference Document COB number R01-049 and on Form 20-F filed with the Securities and Exchange Commission in the USA. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

LAFARGE

PRESS RELEASE

Euronext: LG , NYSE: LR ***June 5, 2002***

Lafarge in China:
Inauguration of a new cement plant in Dujiangyan
Acquisition of a cement plant in Chongqing

Lafarge today announces two new developments for its cement business in China.

Inauguration of the new Dujiangyan cement plant

Lafarge has inaugurated its new cement plant in Dujiangyan, China. Meeting the most modern technological and environmental standards, the plant has an annual production capacity of more than 1.4 million tonnes of cement. Lafarge, which has operated in China since 1994, is now establishing its cement business near Chengdu, the capital of Sichuan Province, in the south-west of the country. The creation of this production site constitutes the first greenfield cement plant for the Group in China.

A growing local market

Located 60 kilometres from the city of Chengdu (10 million inhabitants), the new plant will supply a particularly dynamic local market, where the consumption of cement is still low at 270 kg per capita per year, with annual growth averaging 10% over the past 12 years. 50% of production will be marketed in bags, and the remainder will be sold in bulk.

An association with Chinese partners

Lafarge and the Chinese company Chengdu DJY Building Materials Co. Ltd set up a joint venture called Lafarge Dujiangyan Cement Co. Ltd in February 1999 to build this plant. The project represents an investment of about US$ 150 million. Lafarge holds 75% of the capital of the joint venture and is responsible for managing the company. The plant was constructed over a two-year period, using local suppliers and equipment.

A high-performance cement plant complying with sustainable development criteria

The plant is the largest and most modern in operation in the region, and it applies Lafarge's latest environmental standards. It employs a dry process production line, the most efficient in both technical and environmental terms. The buildings are hermetically sealed, limiting both noise and dust emissions. One of the facility's technical feats has been the linking up of the quarry to the plant by a complex system of tunnels, bridges and a 6-kilometre conveyor belt with a height difference of 800 metres. A quarry rehabilitation plan has been put in place to protect the environment and ensure biodiversity. The project has enjoyed the support of Lafarge's technical centre and benefited from the experience of engineers at Chinefarge, the Group's cement plant near Beijing, acquired in 1994. The 350 employees will be integrated into the Lafarge Group, supported by a training programme.

Acquisition of a cement plant in Chongqing

Lafarge has also announced the signature of an agreement to purchase a 70% stake in the capital of a cement plant in Chongqing, a town also situated in Sichuan Province. The basic price of acquisition is US$ 40 million of which Lafarge will contribute a sum of US$ 30 million. The plant today has a production capacity of 600,000 tonnes of Portland cement. In modernising the facility, Lafarge will be able to capitalise on the know-how of operating in China that it has acquired since 1994. The Group's target is to invest US$ 20 million in 2003 and 2004 in order to modernise the plant and raise its annual production capacity to 1.2 million tonnes.

Michel Rose, Senior Executive Vice President of Lafarge, said: "Since 1994, Lafarge has invested in the development of China. Today, the country represents strong potential for the development of the Group's businesses. The inauguration of Dujiangyan and the acquisition of Chongqing illustrate Lafarge's capacity to simultaneously create a new production site and modernise an older plant in conjunction with Chinese teams and partners."

Presence of Lafarge in China

With 2,000 employees in China, the Group has operations in all of its businesses. It has one cement plant near Beijing (Chinefarge, which has an annual production capacity of 700,000 tonnes), a concrete plant in Beijing, two plasterboard plants in Shanghai and Chongqing, and six concrete roof tile plants, one of which is in Chengdu and of which the others are on the east coast of China. All these ventures represent more than US$ 400 million of investment.

World leader in building materials, **Lafarge** employs 83,000 people in 75 countries. Lafarge holds top-ranking positions in all four of its Divisions – Cement, Aggregates & Concrete, Roofing and Gypsum – and recorded sales of 13.7 billion euros in 2001. Complete information is available on www.lafarge.com

PRESS CONTACTS:
Denis Boulet: (+33) 1 4434 9414

denis.boulet@lafarge.com

Véronique Doux: (+33) 1 4434 1947
veronique.doux@lafarge.com

INVESTOR RELATIONS:
James Palmer: (+33) 1 4434 1126

james.palmer@lafarge.com

Danièle Daouphars: (+33) 1 4434 1151

daniele.daouphars@lafarge.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Lafarge has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2002

Lafarge (Registrant)

By: [signature]
Name: Jean-Pierre Cloiseau
Title: Senior Vice President, Finance